EXHIBIT 12.1

	Three months ended March 31,	Years ended December 31,
	2018	2017 [5]	2016 [5]	2015 [5]	2014 [5]	2013 [5]
Earnings [1]
Income from continuing operations before income taxes	$(1.5)	$876.0	$830.2	$762.2	$720.7	$468.0

Fixed charges [2]
Interest expense	19.9	90.8	90.6	85.8	84.9	122.7
Interest factor of net operating rents [3]	44.6	175.9	170.4	162.4	170.0	173.3
Total fixed charges	64.5	266.7	261.0	248.2	254.9	296.0

Earnings, as adjusted	$63.0	$1,142.7	$1,091.2	$1,010.4	$975.6	$764.0

Ratio of earnings to fixed charges [4]	N/A	4.3	4.2	4.1	3.8	2.6

1	Earnings consist of income from continuing operations before income taxes, equity in net income of unconsolidated affiliates and adjustments for net loss attributable to noncontrolling interests.

2
Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all of which are included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

3	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.

4
We had less than 1:1 ratio of earnings to fixed charges due to our losses in the three months ended March 31, 2018. To provide a 1:1 coverage ratio for the deficient period, results as reported would have required additional earnings of $1.5 in the three months ended March 31, 2018.

5	Not adjusted to reflect the application of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, to periods prior to the three months ended March 31, 2018.